UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Sensient Technologies Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81725T100

(CUSIP Number)

March 16, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81725T100	13G

1.	Names of Reporting Persons Winder Investment Pte. Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 0

		6.	Shared Voting Power 2,117,672 shares

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 2,117,672 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,117,672 shares of Common Stock of the Issuer

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9) 5.00%

12.	Type of Reporting Person 00

CUSIP No. 81725T100	13G

1.	Names of Reporting Persons Haldor Foundation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Liechtenstein

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 0

		6.	Shared Voting Power 2,117,672 shares

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 2,117,672 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,117,672 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9) 5.00%

12.	Type of Reporting Person 00

CUSIP No. 81725T100	13G

1.	Names of Reporting Persons Freemont Capital Pte. Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 0

		6.	Shared Voting Power 2,117,672 shares

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 2,117,672 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,117,672 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9) 5.00%

12.	Type of Reporting Person 00

CUSIP No. 81725T100	13G

Explanatory Note

This Amendment No. 1 to Schedule 13G is being filed jointly by Winder Investment Pte Ltd., Freemont Capital Pte, Ltd. and Haldor Foundation to correct signatory information relating to Haldor Foundation previously furnished on a Schedule 13G originally filed with the Securities and Exchange Commission on March 23, 2021.

SCHEDULE 13G

Item 1(a).	Name of Issuer: Sensient Technologies Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 777 East Wisconsin Avenue Milwaukee, WI 53202-5304
Item 2 (a).	Name of Person Filing: Winder Investment Pte. Ltd. Freemont Capital Pte. Ltd. Haldor Foundation (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office:
Winder Investment Pte Ltd

#19-01A 6 Battery Road

Singapore 049909

Freemont Capital Pte. Ltd.

#19-01A 6 Battery Road

Singapore 049909

Haldor Foundation

Zollstrasse 16

P.O. Box 845

FL-9494 Schaan

Liechtenstein

Item 2(c).	Citizenship: Winder Investment Pte. Ltd. - Singapore private company Haldor Foundation – Liechtenstein foundation Freemont Capital Pte. Ltd. – Singapore private company
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e)	CUSIP Number: 81725T100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable. 5

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 2,117,672 shares
(b)	Percent of class: 5.00%.
Such percentage is based upon 42,352,382 outstanding shares of Common Stock of the Issuer as of February 26, 2021, as reported in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) March 5, 2021.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 2,117,672 shares
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 2,117,672 shares

CUSIP No. 687305102	13G

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14 a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2021

Winder Investment Pte. Ltd.

	By:	/s/ William Lexmond
Name: William Lexmond
Title: Director
	By:	/s/ Sharon Yam
Name: Sharon Yam
Title: Director
Freemont Capital Pte. Ltd.

	By:	/s/ William Lexmond
Name: William Lexmond
Title: Director
	By:	/s/ Sharon Yam
Name: Sharon Yam
Title: Director
Haldor Foundation

	By:	/s/ Gabriel Pretre
Name: Gabriel Pretre
Title: Director
	By:	/s/ Peter Prast
Name: Peter Prast
Title: Director

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13G

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: March 25, 2021

Winder Investment Pte. Ltd.

	By:	/s/ William Lexmond
Name: William Lexmond
Title: Director
	By:	/s/ Sharon Yam
Name: Sharon Yam
Title: Director
Freemont Capital Pte. Ltd.

	By:	/s/ William Lexmond
Name: William Lexmond
Title: Director
	By:	/s/ Sharon Yam
Name: Sharon Yam
Title: Director
Haldor Foundation

	By:	/s/ Gabriel Pretre
Name: Gabriel Pretre
Title: Director
	By:	/s/ Peter Prast
Name: Peter Prast
Title: Director